SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        POST EFFECTIVE AMENDMENT NO. 3 to
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                           SUN WEST ENTERPRISES, INC.,
                              A Nevada corporation
             (Exact name of registrant as specified in its charter)

     NEVADA
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

2505 Rancho Bel Air, Las Vegas, Nevada                                     89107
(Address of registrant's principal executive offices)                 (Zip Code)

                                  702.240.0124
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of each class                        Name of Each Exchange on which
to be so registered:                       each class is to be registered:

          None                                                 None
          ----                                                 ----

Securities to be registered under Section 12(g) of the Act:

         Common Stock, par value $.001
         -----------------------------
         (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010
                                    Page 1 of 3

Item 4. Security Ownership of Certain Benefical Owners and Management. Other than officers and directors, one person is a beneficial owner of 5% or more of the Company's issued and outstanding common stock.

                              Name and Address                  Amount and                     Percent of
  Title of Class              of Owner                          Nature of Owner                Class
  --------------              ----------------                  ---------------                ----------
   Common Stock               Richard Reincke                   183,333 shares                      6.9%
                              4900 E. Chapman                   Secretary and Director
                              Orange, CA 92869

   Common Stock               Thomas Krucker                    1,100,000 shares                   41.0%
                              2505 Rancho Bel Air               President
                              Las Vegas, NV 89107

   Common Stock               Thomas B. Stepp, Jr.              366,667 shares                     13.8%
                              1301 Dove St. #460                Shareholder
                              Newport Beach, CA 92660

                              Total shares beneficially
                              owned by all officers and directors
                              as a group                        1,283,333 shares                   47.9%


                                   SIGNATURES


In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Sun West Enterprises, Inc. has duly caused this Post-Effective Amendment No. 3 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California on December 29, 1999.

                                                    Sun West Enterprises, Inc.,
                                                    a Nevada corporation

                                                    By: /s/ Richard Reincke
                                                    Secretary